Exhibit 12

THE TORO COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Not Covered by Independent Auditors' Report)

	Years Ended
					3 Months Ended Ended 10/31/95	Year Ended 7/31/95
	10/31/99	10/31/98	10/31/97	10/31/96
Earnings before income taxes	$57,473,000	$6,761,000	$60,344,000	$60,180,000	$6,606,0000	$61,112,000
Plus: Fixed charges	28,345,000	29,375,000	23,186,000	16,728,000	3,266,000	14,892,000

Earnings available to cover fixed charges	$85,818,000	$36,136,000	$83,530,000	$76,908,000	$9,872,000	$76,004,000

Ratio of earnings to fixed charges	3.03	1.23	3.60	4.60	3.02	5.10

Interest Expense	$23,913,000	$25,428,000	$19,900,000	$13,590,000	$2,532,000	$11,902,000
Rentals (Interest factor)	4,432,000	3,987,000	3,286,000	3,138,000	734,000	2,990,000

Total fixed charges	$28,345,000	$29,375,000	$23,186,000	$16,728,000	$3,266,000	$14,892,000